CERTIFICATE OF AUTHOR

Stephen B. Hodgson, P.Eng.
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-3445
Fax: (604) 664-3041
steve.hodgson@mrdi.com

I, Stephen B. Hodgson, P.Eng., am a Professional Engineer, employed as Technical Director - Mining of AMEC E&C Services Limited and residing at 202 - 1099 Marinaside Crescent in the City of Vancouver in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Alberta with a Bachelor of Science degree in Mineral Engineering (Mining) - with distinction - in 1976.

I have practiced my profession continuously since 1976 and have been involved in mine operations engineering and management, project development and project evaluation for copper, zinc, and gold projects in Canada, the United States, Kyrghyzstan, and South and Central America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Mining Engineer and have been so since March 1991.

This report was prepared under my direct supervision. I have not visited the Donlin Creek property.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of NovaGold Resources Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101 FI and this report has been prepared in compliance with same.

AMEC E&C Services Limited 111
Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel       +1 604 664 3471
Fax      +1 604 664 3041
www.amec.com

Dated at Vancouver, British Columbia, this 8th day of March 2002.